
02052070


RECD S.E.C.
AUG 3 0 2002
1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2002.

Taro Pharmaceutical Industries Ltd.
(Translation of registrant's name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐ No ☑

The following is included in this Report on Form 6-K:

1. English summary of the registrant's filings in Hebrew with the Israeli Registrar of Companies on July 8, 2002 and July 11, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taro Pharmaceutical Industries Ltd.

Date: August 29, 2002

By: /s/ Kevin Connelly
Kevin Connelly
Senior Vice President and Chief Financial Officer

Summary of Filings

I. July 8, 2002

On July 8, 2002, Taro Pharmaceutical Industries Ltd. ("the Registrant") filed with the Israeli Registrar of Companies a Plan of Merger (the "Merger") between the Registrant and Taro Pharmaceutical Properties Ltd. (f/k/a The Israel Candle Company Ltd. ("Nerot Y'Israel Ltd." in Hebrew)) ("Taro Properties") and related documentation. The documentation included the following:

Merger Proposal – The Registrant, as the surviving company in the Merger, submitted to the Israeli Registrar of Companies the Merger Proposal, which stated that the Board of Directors of the Registrant, by written resolution dated February 15, 2002, had determined that it was unlikely that as a result of the Merger the Registrant would not be able to meet its obligations to its creditors and had approved the Merger. The Merger Proposal further stated that because the Merger was between a parent (the Registrant) and its wholly-owned subsidiary (Taro Properties), no consideration was to be given to the shareholders of Taro Properties.

Plan of Merger, dated March 14, 2002 – The Plan of Merger was adopted by the Registrant and Taro Properties. As stated in the Plan of Merger, prior to the Merger the Registrant had held 100% of the shares of Taro Properties and Taro Properties had held certain real estate assets in Haifa, Israel (the "Property"). The purpose of the Plan was to increase the efficiency of the Registrant's activities and to transfer direct ownership of the Property to the Registrant. The effective date of the Merger for tax purposes was March 31, 2002, and for all other purposes was the date of issuance of the Merger Certificate by the Israeli Registrar of Companies. The consummation of the Merger was conditioned upon the receipt of a ruling from the Israeli Income Tax Authority to the effect that the Merger and all related actions would not trigger any tax liabilities in Israel (which such ruling was received and is summarized below). Upon consummation of the Merger, Taro Properties ceased to exist as an independent company and was dissolved without liquidation.

Notices to Creditors, dated April 10, 2002 – The Registrant and Taro Properties each certified to the Israeli Registrar of Companies separately that the announcement of the Merger was published on April 9, 2002 in the *Yediot Aharonot* and *Haaretz* newspapers in accordance with the Companies Law and the Companies Regulation (Merger) - 2000.

The State of Israel/Treasury Income Tax and Land Taxation Letter Ruling, dated June 5, 2002 – The Vice Income Tax Commissioner approved the Merger and required the Registrant to: (1) pay a purchase tax on the Property; (2) use April 2, 2001 as the effective date of the purchase of the rights in the Property; (3) report the Merger in the Registrant's financial statements and add a footnote regarding the Merger to its balance sheet; and (4) note in its financial statements any zoning change to the Property as a result of the Merger. The Vice Income Tax Commissioner also determined that the losses that Taro Properties had accumulated by the time of the Merger would not remain in the set-off against the total income of the Registrant.

Antitrust Authority Letter, dated June 10, 2002 – The Antitrust Authority, by letter to counsel to the Registrant, stated that the Merger did not require approval of the Antitrust Authority. The letter stated that the position of the Antitrust Authority was that if one company is the sole owner of a subsidiary's rights (which includes the right to vote shares, nominate directors and receive profits), a merger of such subsidiary into the parent company does not require Antitrust Authority approval. Because the Registrant held sole ownership of Taro Properties, the Antitrust Authority concluded that no approval was required.

Minutes of the Annual General Meeting of Shareholders of the Registrant, dated June 27, 2002 – By requisite majority of the voting power of the Registrant, the shareholders of the Registrant: (1) approved the merger of Taro Properties with and into the Registrant; (2) elected the directors of the Registrant to serve until the next Annual General Meeting of Shareholders; (3) reappointed Kost, Forer & Gabay as auditors of the Registrant; (4) approved the Auditor's Report and Consolidated Financial Statements of the Registrant for the year ended December 31, 2001; (5) approved an increase of 500,000 ordinary shares to the total number of ordinary shares reserved under the Registrant's 1999 Stock Incentive Plan; and (6)(i) approved the payments made and options granted to the Registrant's directors and a controlling shareholder, (ii) limited the annual increases in salary, options that may be granted, and bonuses that may be paid to the Registrant's directors (and, in the case of options granted, to a controlling stockholder) and (iii) amended stock option contracts under the 1991 and 1999 Stock Incentive Plans to provide for the vesting of options upon the death or disability of the optionee.

Resolutions of the Sole Shareholder of Taro Properties in Lieu of a Meeting, dated June 27, 2002 – The Registrant, as sole shareholder of Taro Properties, approved the Merger in accordance with the Plan of Merger.

No Submission of Claims Notices, dated June 30, 2002 – The Registrant and Taro Properties each notified the Israeli Registrar of Companies separately that over 70 days had passed since the filing of the Merger Proposal and Publication Notice and that no applications had been made to the courts regarding the Merger.

II. July 11, 2002

On July 11, 2002, the Registrant filed with the Israeli Registrar of Companies its Annual Report and Directors Appointment Report.

The Annual Report listed the Registrant's address and stated that the Registrant's capitalization was 2,600 authorized Founders Shares, all of which were allocated, and 200,000,000 authorized Ordinary Shares, 28,929,437 of which were allocated. The Annual Report also listed each director's name, identification number, address and date of appointment.

The Annual Report also confirmed that the directors had approved the Registrant's financial statements and that such statements had been presented at the most recent Annual Meeting of Shareholders. The Annual Report also stated that the Registrant's auditor is Kost, Forer & Gabay, and that the Registrant's head business manager is Samuel Rubinstein.

The Directors Appointment Report listed each director's name, identification number, gender, address and date of appointment.